[redacted]

04016852 .S

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 5-7-04 (A)

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 0 8 2004
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NU
8- 65804

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 AND ENDING 12/31/2003
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COMPAK SECURITIES, INC.

OFFICIAL USE O
FIRM I.D. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8105 IRVINE CTR DR # 1100
(No. and Street)

IRVINE CA 92618
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JASDEEP CHAWLA 630-622-00
(Area Code – Telephone N

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JASDEEP SINGH CHAWLA
(Name – *if individual, state last, first, middle name*)

2182-D GLADSTONE CT. GLENDALE HEIGHTS IL
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 13 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accou must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MOEEZ ANSARI, swear (or affirm) that, to the b[est of] my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COMPAK SECURITIES, INC. of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) [that] neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any acc[ount] classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

CHRIS J. KEEPERS
Commission # 1356373
Notary Public - California
Orange County
My Comm. Expires May 12, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 [and the] Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to meth[ods of] consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previo[us audit.]

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Compak Securities, Inc.

Annual Report

December 31, 2003

COMPAK SECURITIES, INC.

INDEX TO FINANCIAL STATEMENTS

Chawla Group, CPAs
2182-D Gladstone Court, Glendale Heights, IL 60139
(630) 622-0045 Fax: (630) 622-0048

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of
Compak Securities, Inc.

We have audited the accompanying statement of financial condition of Compak Securities, Inc. (a Corporation) as of December 31, 2003, and the related statement of income, ownership's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the statement of financial condition of Compak Securities, Inc. as of December 31, 2003, and the statement of income, ownership's equity and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our examination also included the statement of the computation of minimum capital requirements pursuant to SEC Broker/Dealer regulations. In our opinion, the statements when considered in relation to the basic financial statements present fairly the information shown.

Jasdeep Chawla, C.P.A.
Glendale Heights, Illinois
February 23, 2004

COMPAK SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS			
CURRENT ASSETS			
Cash and Cash Equivalents	13,079		
TOTAL CURRENT ASSETS		$	13,079
TOTAL ASSETS		$	13,079
LIABILITIES			
CURRENT LIABILITIES			
Accounts Payable and Other Accrued Expenses	2,000		
TOTAL CURRENT LIABILITIES		$	2,000
STOCKHOLDER'S EQUITY			
Common Stock, No par	0		
Additional paid-in capital	20,000		
Retained Earnings	(8,921)		
TOTAL STOCKHOLDER'S EQUITY			11,079
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$	13,079

See notes to financial statements.

COMPAK SECURITIES, INC.
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUES		
Commission Income	$	0
TOTAL REVENUES		0
EXPENSES		
Dues & subscriptions		2,621
Professional Fees		5,500
Taxes & Licenses		800
TOTAL EXPENSES	$	8,921
NET INCOME (LOSS)	$	(8,921)

See notes to financial statements.

COMPAK SECURITIES, INC.
STATEMENT OF CHANGES IN FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$	(8,921)
Adjustments to reconcile net income to net cash:		
Depreciation		0
(Increase) decrease in:		
Commission Receivable		0
Deposits at Broker		0
Other Assets		0
Increase (decrease) in:		
Accounts Payable		2000
NET CASH USED BY OPERATIONS		(6,921)
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital Additions		20,000
NET INCREASE (DECREASE) IN CASH		13,079
CASH AND CASH EQUIVALENTS – BEGINNING		0
CASH AND CASH EQUIVALENTS – ENDING	$	13,079

COMPAK SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS'
FOR THE YEAR ENDED DECEMBER 31, 2003

Balance, January 1, 2003	$	0*
Net Income (Loss)		(8,921)
Other additions by Stockholders		20,000
Distributions to stockholders		0
Balance at December 31, 2003	$	11,079

*See Note A

COMPAK SECURITIES, INC.
(A Wholly Owned Subsidiary of Compak Asset Management, Inc.)
SCHEDULE (h)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2003

The Company claims an exemption for computation of reserve requirements and information possession or control requirements according to the provisions of Rule 15c3-3(k)2

COMPAK SECURITIES, INC.
(A Wholly Owned Subsidiary of Compak Asset Management, Inc.)
SCHEDULE (g)
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2003

NET CAPITAL	
Stockholder's Equity	$11,079
Less non-allowable assets:	$ 0
Due from affiliates	$ 0
Net Capital	$11,079
AGGREGATE INDEBTEDNESS	
Liabilities	$ 2,000
Total aggregate indebtedness	$ 2,000
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 5,000
Excess net capital	$ 6,079
Excess net capital at 1000%	$ 10,879
Ratio aggregate indebtedness to net capital	18:1

COMPAK SECURITIES, INC.
(A Wholly Owned Subsidiary of Compak Asset Management, Inc.)
SCHEDULE (i)
INFORMATION RELATING TO POSSESION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2003

The Company claims an exemption for computation of reserve requirements and information possession or control requirements according to the provisions of Rule 15c3-3(k)2

COMPAK SECURITIES, INC.
(A Wholly Owned Subsidiary of Compak Asset Management, Inc.)
SCHEDULE (j)
A RECONCILIATION, INCLUDING APPROPRIATE EXPLANATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15C3-3 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15C3-3 FOR THE YEAR ENDED DECEMBER 31, 2003

EXEMPTIVE PROVISION

The Company claims an exemption for computation of reserve requirements and information possession or control requirements according to the provisions of Rule 15c3-3(k)2

COMPAK SECURITIES, INC.
(A Wholly Owned Subsidiary of Compak Asset Management, Inc.)
SCHEDULE (k)
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMMISSION FOR THE YEAR ENDED DECEMBER 31, 2003

Net capital as reported in Company's part II (unaudited) Focus Report	$13,079
Adjustments	
Audit adjustment to reclassification of capital contribution	$ 2,000
Net capital at December 31, 2003	$ 11,079

Chawla Group, CPAs

2182-D Gladstone Ct., Glendale Heights, IL 60139
(630) 622-0045 Fax: (630) 622-0048

To the Shareholders of
Compak Securities, Inc.

In planning and performing our audit of the financial statements of Compak Securities, Inc. (the "Company") for the period January 1, 2003 through December 31, 2003, we considered its internal control structure, including procedures for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Corporation that we considered relevant to the objectives stated in making (1) the periodic computations of minimum financial requirements pursuant to SEC Regulations.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Regulations lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the

Chawla Group, CPAs
2182-D Gladstone Ct., Glendale Heights, IL 60139
(630) 622-0045 Fax: (630) 622-0048

financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However we noted no matters involving the internal control structure including procedures for safeguarding customer and firm assets that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Designated Regulatory Organization (DRO) to be adequate for its purposes in accordance with the SEC regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the DRO's objectives.

This report is intended solely for the use of management and other regulatory agencies that rely on DRO's Regulations and should not be used for any other purpose.

Jasdeep Chawla, C.P.A.
Glendale Heights, Illinois
February 23, 2004

COMPAK SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

December 31, 2003

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

Compak Securities, Inc. (the "Company") is a California corporation, located in Irvine, California involved in trading securities on behalf of its clientele on all principal trading exchanges. The Company was formed in December 2002, and had not as of December 31, 2003 commenced broker/dealer operations. The Company is registered with the NASD as a Broker/Dealer. The Company as a broker/dealer is approved to solicit or accept orders to buy or sell mutual funds. A broker/dealer does not accept any money, securities, or property to margin, guarantee, or secure any trades or contracts that result or may result there from.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding these financial statements. The financial statements and notes are representations of management, who is responsible for their integrity and objectivity. The accounting policies used, unless otherwise noted, conform to generally accepted accounting principles and have been consistently applied in the preparation of financial statements.

Income Taxes

The Company is an "S" corporation and not subject to corporate tax. Income tax liability flows through to the shareholders.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE C – OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

As a broker/dealer, the company does not hold customer segregated cash or securities balances. Transactions are processed by clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balance in the customer accounts introduced by the company. These customer activities may expose the company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The company seeks to control such credit risks by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At December 31, 2003, the company was not responsible for any unsecured customer debits and did not have any open positions in its trading accounts.

NOTE D – NET CAPITAL COMPUTATION

The company is subject to the net capital provisions as highlighted on page 6.

The information presented in the un-audited Focus Report was the same as audited report except for accrued liabilities. The un-audited Focus Report as of December 31, 2003 did not accrue a $2,000 liability for professional fees.